08027972

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 29 2008

Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ULLICO Investment Company Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1625 Eye St, NW
(No. and Street)

Washington	**DC**	**20006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Fried **(202) 354-8062**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1225 Connecticut Ave, NW	**Washington**	**DC**	**20036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Adam Fried, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ULLICO Investment Company, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Sworn and Subscribed this 27th day of February, 2008

Meghan C Newkirk Notary Public
Prince George's County, Maryland
My Commission Expires: May 11, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and un-audited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ULLICO INVESTMENT COMPANY INC.

Audited Financial Statements and Supplemental Information

Year ended December 31, 2007 with
Report and Supplementary Report of Independent Registered Public Accounting Firm

ULLICO Investment Company Inc.
Audited Financial Statements and Supplemental Information

Year ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements
Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC") 10
Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission ("SEC") 11

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 13

ERNST & YOUNG

Ernst & Young LLP
1101 New York Ave NW
Washington, DC 20005
(202) 737-5890

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ullico Investment Company Inc.

We have audited the accompanying statement of financial condition of Ullico Investment Company Inc. (the "Company") as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ullico Investment Company Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Supplemental Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 22, 2008

ULLICO Investment Company Inc.
Statement of Financial Condition

As of December 31, 2007

Assets	
Cash	$ 748,370
Deferred income taxes	15,166
Intercompany receivable from Union Labor Life	4,437
Prepaid assets	49,232
Total Assets	$ 817,205
Liabilities	
Current income tax payable	$ 42,023
Compensation payable	135,495
Other liabilities	6,979
Total Liabilities	$ 184,497
Stockholders' Equity	
Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding)	$ 1,000
Additional paid-in capital	249,000
Retained earnings	382,708
Total Stockholders' Equity	632,708
Total Liabilities and Stockholder's Equity	$ 817,205

The accompanying notes are an integral part of these financial statements.

ULLICO Investment Company Inc.
Statement of Operations

For the year ended December 31, 2007

Revenues	
Commissions	$1,663,873
Interest income	11,090
Other income	35,377
Total revenues	$1,710,340
Expenses	
Allocated operating expenses	783,255
Professional fees	169,860
Allocated compensation and related expenses	140,005
Insurance expense	76,631
Regulatory fees and expenses	6,580
Other operating expenses	25,969
Total expenses	1,202,300
Income before income tax provision	508,040
Provision for income taxes	(218,555)
Net income	$289,485

The accompanying notes are an integral part of these financial statements.

ULLICO Investment Company Inc.
Statement of Changes in Stockholders' Equity

For the year ended December 31, 2007

	Shares of Common Stock	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2006	1,000	$ 1,000	$ 249,000	$ 93,223	$ 343,223
Net income		-	-	289,485	289,485
Balance, December 31, 2007	1,000	$ 1,000	$ 249,000	$ 382,708	$ 632,708

The accompanying notes are an integral part of these financial statements.

ULLICO Investment Company Inc.
Statement of Cash Flows

For the year ended December 31, 2007

Cash flows from operating activities		
Net income	$	289,485
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Intercompany receivable		75,928
Prepaid assets		(28,264)
Compensation payable		135,495
Intercompany payable		(14,109)
Income tax payable		(24,717)
Other liabilities		(2,826)
Cash provided by operating activities		430,992
Cash at beginning of year		317,378
Cash at end of year	$	748,370
Supplemental disclosure of cash flow information		
Cash paid during the year for income taxes	$	251,012

The accompanying notes are an integral part of these financial statements.

ULLICO Investment Company Inc.
Notes to Financial Statements

December 31, 2007

1. Organization and Nature of Business

ULLICO Investment Company (the "Company"), a wholly owned subsidiary of ULLICO Inc. ("ULLICO"), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") formerly known as the National Association of Securities Dealers, Inc. ("NASD").

The Company is a component of a larger business enterprise, and its officers, personnel and other support are provided by that entity. Substantially all of its commission revenue is derived from management fees earned by Trust Fund Advisors, Inc. (the "Manager"), and Union Labor Life Insurance Company, ("ULL"), both wholly owned subsidiaries of ULLICO. The Manager agrees to pay fifty percent (50%) of the annual investment management fees generated through the management of privately offered funds to the Company for marketing the privately offered funds. The Company also earns commission revenue derived from eight and one-half percent (8.5%) of the annual investment management fees earned by ULL for marketing group annuity products.

2. Significant Accounting Policies

Revenue Recognition

Commission revenue is recognized as earned in accordance with respective service agreements between the Company and other entities.

Income Taxes

The Company is included in the consolidated federal income tax return filed by ULLICO Inc. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax payments to ULLICO.

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Management has evaluated the need for a valuation allowance for deferred tax assets and believes the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The components of income tax provisions as of December 31, 2007 include $171,057 and $47,498 for federal and state income taxes, respectively.

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is primarily due to nondeductible entertainment expense and state taxes.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments consist primarily of cash and receivables, accounts payable and accrued liabilities. The Company believes all of the financial instruments are recorded at values which approximate current value due to the short-term nature of these instruments.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2007 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

New Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. On February 1, 2008, FASB issued FSP FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* (FSP 48-2), deferring the effective date of FIN 48 for certain nonpublic enterprises (as defined by paragraph 289 of FASB Statement No. 109, Accounting for Income Taxes). FSP 48-2 defers the effective date of FIN 48 until annual financial statements for fiscal years beginning after December 15, 2007. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value within generally accepted accounting principles, clarifies the definition of fair value within the framework, and expands disclosure about the use of fair value measurements, highlighting that fair value is a market based measurement. SFAS 157 is intended to increase consistency and comparability among fair value estimates used in financial reporting. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Management does not expect the adoption of SFAS 157 to have a significant impact on the Company's financial position and results of operations.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 and 2/3% of aggregate indebtedness at December 31, 2007 as defined. At December 31, 2007, the Company's net capital was $563,873, which was $551,573 in excess of net capital requirements. The Company's ratio of aggregate indebtedness to net capital was .33 to 1.

4. Related Party Transactions

The Company has entered into an Expense Sharing Agreement ("Agreement") with the Manager whereby the Manager allocates a certain percentage of expenses for rent, utilities, sub advisor fees, salaries and employee benefits, telephone, equipment, furniture and fixtures, accounting services and other general administrative and office expenses to the Company. All other operating expenses other than those allocated under the Agreement are paid directly by the Company. The operating results or financial condition may have been significantly different had the Company been autonomous.

5. Concentration of Credit Risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced any losses on this account. In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Supplemental Information

ULLICO Investment Company Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC")

December 31, 2007

Total stockholders' equity qualified for net capital	$	632,708
Non-allowable assets		68,835
Net capital	$	563,873
Aggregate indebtedness		
Income tax payable	$	42,023
Accounts payable		142,474
Total aggregate indebtedness	$	184,497
Minimum capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	12,300
Net capital in excess of minimum required	$	551,573
Excess net capital at 1000%, as defined	$	545,423
Ratio of aggregate indebtedness to net capital		.33 to 1

The above computation does not materially differ from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2007 in the Company's FOCUS report filed January 25, 2008.

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2007.

ULLICO Investment Company Inc.
Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission ("SEC")
As of December 31, 2007

Computation for Determination of Reserve Requirement:

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC rule 15c3-3.

Information Relating to Possession or Control Requirements

The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2007.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
1101 New York Ave NW
Washington, DC 20005
(202) 737-5890

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
Ullico Investment Company Inc.

In planning and performing our audit of the financial statements of Ullico Investment Company Inc. (the "Company") as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

■ Ernst & Young LLP
1101 New York Ave NW
Washington, DC 20005
(202) 737-5890

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2008

END